UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
 (Amendment No. 2)*

Vicor Corporation
(Name of Issuer)

  Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

         925815102
(CUSIP Number)

                        December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925815102	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON:
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Ashford Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,698,600 shares

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
1,698,600 shares

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,698,600 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3%

12	TYPE OF REPORTING PERSON
IA

CUSIP No. 925815102	13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Vicor Corporation

(b)           Address of Issuer's Principal Executive Offices:

25 Frontage Road, Andover, MA 01810

Item 2.

(a)           Name of Person Filing:

Ashford Capital Management, Inc.

(b)           Address of Principal Business Office or, if none, Residence:

One Walker's Mill Road, Wilmington, DE 19807

(c)	Citizenship: A Delaware Corporation

(d)	Title of Class of Securities: Common Stock, $0.01 Par Value Per Share

(e)           CUSIP Number:                              925815102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)

CUSIP No. 925815102	13G/A	Page 4 of 5 Pages

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount Beneficially Owned:      1,698,600 shares

(b)           Percent of Class:                                                6.3%

The foregoing percentage is calculated based on 27,097,656 shares of Common Stock reported to be outstanding as of October 21, 2016 in the Issuer's September 30, 2016 Quarterly Report filed on Form 10-Q.

(c)           Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:                                1,698,600 shares

(ii)  Shared power to vote or to direct the vote:                            0 shares

(iii)  Sole power to dispose or to direct the disposition of:        1,698,600 shares

(iv)  Shared power to dispose or to direct the disposition of:    0 shares

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.        N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

The shares reported by the Reporting Person, a registered investment advisor, are held in separate individual client accounts, three separate limited partnerships, and one commingled fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.    Identification and Classification of Members of the Group

N/A

Item 9.    Notice of Dissolution of Group

N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 925815102	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 14, 2017

ASHFORD CAPITAL MANAGEMENT, INC.

By:       /s/ Anthony M. Petrucci
Anthony M. Petrucci
Chief Financial Officer and Chief Compliance Officer